Exhibit 99.1

Newegg Announces Fiscal Year 2024 Results

DIAMOND BAR, Calif., April 28, 2025 - Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the fiscal year ended December 31, 2024.

Newegg Chief Executive Officer Anthony Chow announced, “2024 was a year defined by operational discipline and strategic focus. Throughout the year, we executed a broad range of SG&A reduction initiatives, including warehouse consolidation, subleasing unused property, and aligning our workforce to match business needs. These actions improved our bottom line, strengthened our foundation, and we believe positions us for future growth. Notably, we closed the year with a strong fourth-quarter performance. Sales momentum accelerated, driven by a month-long Black Friday campaign that delivered impressive results, highlighting the effectiveness of our promotional strategy and our ability to drive engagement and conversion in a highly competitive environment. Through the first quarter of 2025, we have continued to experience positive momentum from new product launches, including the launch of NVIDIA GeForce 50 Series GPUs, AMD Radeon 9000 Series GPUs, and the latest high-end AMD Ryzen CPUs, resulting in double digit GMV growth in direct and marketplace sales on a year-over-year basis. We are also exploring new opportunities in the business-to-business software as a service space, expanding our offerings beyond traditional e-commerce and placing greater emphasis on high-growth categories such as gaming notebooks and desktops, which are experiencing a notable surge in demand. Additionally, while we’ve benefited from a pull forward in sales due to tariff warnings, we are actively monitoring the impact to sales on a post-tariff basis and are working closely with our partners to optimize under current conditions. As we move forward, we are focused on expanding our presence in the AI PC and high-performance PC segments, while forming new strategic partnerships to unlock the next phase of innovation and customer value.”

Newegg Chief Accounting Officer Christina Ching noted, “We are pleased to report significant progress following the implementation of various cost optimization measures throughout 2023 and 2024, including our real estate consolidation efforts. These actions have resulted in a notable reduction in SG&A expenses, which is reflected in our improved Adjusted EBITDA. We have also maintained a strong focus on efficient inventory management, leading to a decrease in inventory from $136.2 million as of December 31, 2023 to $98.5 million as of December 31, 2024. This reduction was largely driven by a strong sales surge during the Black Friday and Christmas holiday sales periods. We have already seen the increased demand that began with the holiday season carry over into the first quarter of 2025, driven by several new product launches. This increase in sales, combined with our SG&A reduction efforts, has begun to result in positive profitability momentum, with our Adjusted EBITDA notably moving to the positive in Q1 2025. However, a key challenge for the remainder of 2025 will be the impact of tariff policy on consumer confidence and purchasing behavior. As a result of this uncertainty, we are not prepared to deliver full year 2025 guidance at this time. As of December 31, 2024, our $50 million credit facility remained fully undrawn. Additionally, we effected a twenty-to-one share combination on April 7, 2025 in order to regain compliance with Nasdaq’s minimum bid price requirement, which we achieved on April 22, 2025.”

2024 Fiscal Year Financial Highlights

●	Net sales decreased to $1.24 billion, compared to net sales of $1.50 billion in fiscal year 2023.

●	GMV decreased to $1.53 billion, compared to GMV of $1.81 billion in fiscal year 2023.

●	Gross profit decreased to $131.5 million, compared to gross profit of $167.6 million in fiscal year 2023.

●	Net loss decreased to $43.3 million, compared to net loss of $59.0 million in fiscal year 2023.

●	Adjusted EBITDA was ($9.5) million, compared to Adjusted EBITDA of $(21.3) million in fiscal year 2023.

2024 Fiscal Year Operational Metrics

●	Average order value was $396 for the year ended December 31, 2024, compared to $379 for the prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past 12 months, totaled approximately 2.1 million as of December 31, 2024, a decrease from 2.5 million the prior year.

●	Repeat purchase rate, the percentage of active customers who made at least two purchases on Newegg platforms during the past 12 months, was 26.0% as of December 31, 2024, compared to 29.2% for the prior year.

The Company anticipates filing its annual report on Form 20-F for the fiscal year ended December 31, 2024, on April 28, 2025.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in Diamond Bar, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from fixed assets disposal, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance, including those relating to future impacts of tariff policy on consumer confidence and purchasing behavior, and the filing date of Newegg’s annual report on Form 20-F for the fiscal year ended December 31, 2024. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2024 and 2023

(In thousands, except par value, unaudited)

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$96,255	$102,512
Restricted cash	3,487	3,962
Accounts receivable, net	64,363	80,383
Inventories, net	98,537	136,164
Income taxes receivable	2,452	3,226
Prepaid expenses	14,222	13,424
Other current assets	4,329	4,780
Total current assets	283,645	344,451

Property and equipment, net	51,175	61,479
Deferred tax assets, net	914	1,607
Investment at cost	-	2,250
Right of use assets, net	60,636	77,150
Other noncurrent assets	10,951	12,110
Total assets	$407,321	$499,047

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$148,279	$206,588
Accrued liabilities	48,629	43,014
Deferred revenue	26,988	25,614
Line of credit	7,069	7,330
Current portion of long-term debt	-	268
Lease liabilities – current	12,608	13,730
Total current liabilities	243,573	296,544

Long-term debt, less current portion	-	1,110
Income taxes payable	1,871	1,981
Lease liabilities – noncurrent	53,318	68,126
Other liabilities	2,467	1,894
Total liabilities	301,229	369,655

Stockholders’ Equity
Common Stock, $0.43696(1) par value; unlimited shares authorized; 19,478(1) and 19,021(1) shares issued and outstanding as of December 31, 2024 and 2023, respectively	8,512	8,312
Additional paid-in capital	289,096	266,774
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income (loss)	(2,300)	194
Accumulated deficit	(174,027)	(130,699)
Total stockholders’ equity	106,092	129,392
Total liabilities and stockholders’ equity	$407,321	$499,047

(1)	Retroactively adjusted for the twenty-to-one share combination, effective April 7, 2025

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2024 and 2023

(In thousands, unaudited)

	2024	2023
Net sales	$1,235,576	$1,496,963
Cost of sales	1,104,088	1,329,406
Gross profit	131,488	167,557
Selling, general, and administrative expenses	183,039	238,641
Loss from operations	(51,551)	(71,084)
Interest income	2,721	2,348
Interest expense	(952)	(2,541)
Other income, net	3,553	2,759
Gain from sales of investment	1,619	6,835
Change in fair value of warrants liabilities	4	11
Loss before provision for income taxes	(44,606)	(61,672)
Benefit from income taxes	(1,278)	(2,682)
Net loss	$(43,328)	$(58,990)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2024 and 2023

(In thousands, unaudited)

	2024	2023
Cash flows from operating activities:
Net loss	$(43,328)	$(58,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,703	13,437
Allowance for expected credit losses	1,208	245
Provision for obsolete and excess inventory	3,846	3,400
Stock-based compensation	27,255	33,660
Gain from sales of investment	(1,619)	(6,835)
Change in fair value of warrant liabilities	(4)	(11)
Loss on disposal of property and equipment	600	180
Unrealized loss on marketable securities	5	4
Deferred income taxes	726	(679)
Changes in operating assets and liabilities:
Accounts receivable	14,473	2,758
Inventories	32,882	16,781
Prepaid expenses	(850)	3,583
Other assets	17,416	7,086
Accounts payable	(57,403)	(898)
Accrued liabilities and other liabilities	(8,365)	(12,063)
Deferred revenue	1,634	(5,497)
Net cash used in operating activities	(821)	(3,839)
Cash flows from investing activities:
Payments to acquire property and equipment	(3,618)	(30,265)
Proceeds on disposal of property and equipment	2,194	176
Proceeds from sale of investment	3,869	15,835
Net cash provided by (used in) investing activities	2,445	(14,254)
Cash flows from financing activities:
Borrowings under line of credit	72,479	66,502
Repayments under line of credit	(72,474)	(65,098)
Repayments of long-term debt	(1,325)	(264)
Proceeds from exercise of stock options	113	1,194
Payments for employee taxes related to stock compensation	(1,343)	(774)
Repurchase and retirement of common stock	(3,503)	—
Net cash provided by (used in) financing activities	(6,053)	1,560
Foreign currency effect on cash, cash equivalents and restricted cash	(2,303)	(499)
Net decrease in cash, cash equivalents and restricted cash	(6,732)	(17,032)
Cash, cash equivalents and restricted cash:
Beginning of period	106,474	123,506
End of period	$99,742	$106,474

Schedule 1

Reconciliation of Net Sales to GMV

	For the Year Ended December 31,
	2024	2023
	(in millions)
Net Sales	$1,235.6	$1,497.0
Adjustments:
GMV - Marketplace	318.6	369.7
Marketplace Commission	(25.9)	(33.6)
Deferred Revenue	7.1	(5.4)
Other	(1.7)	(15.2)
GMV	$1,533.7	$1,812.5

Schedule 2

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,
	2024	2023
	(in millions)
Net loss	$(43.3)	$(59.0)
Adjustments:
Stock-based compensation expenses	27.3	33.7
Interest (income) expense, net	(1.7)	0.2
Income tax benefit	(1.3)	(2.7)
Depreciation and amortization	10.7	13.4
Loss from fixed assets disposal	0.5	—
Gain from sale of investment	(1.6)	(6.8)
Gain from change in fair value of warrants liabilities	(0.1)	(0.1)
Adjusted EBITDA	$(9.5)	$(21.3)